August 21, 2007	News Release 07-14

SILVER STANDARD PROVIDES SHORT-TERM INVESTMENT STATUS

Vancouver, British Columbia -- Silver Standard reports that it has cash and silver bullion of approximately $197 million.  Silver Standard invested $43.8 million through HSBC in asset-backed commercial paper issued by Coventree-sponsored conduits.  Silver Standard has an additional $13.2 million dollars invested in asset-backed commercial paper issued by Newshore-sponsored conduits for a total of $57 million dollars in asset backed commercial paper.  Last week, a $3 million note invested in a Coventree-sponsored conduit came due and was repaid.  A $14 million note issued by a Coventree-sponsored conduit matured today and remains outstanding. The remaining notes, representing $43 million, mature at various dates through October 11, 2007.  All asset backed commercial paper acquired by Silver Standard complied with its investment policy and was rated R-1 High.

Coventree has advised that its failure to fund the repayment of previously issued asset back commercial paper is a result of a continuing market disruption that began on August 13, 2007.  If the market disruption continues, the repayment of Silver Standard’s notes may be delayed.

The remainder of the company's funds is held in short-term deposits, banker acceptances and non-asset backed commercial paper.  Silver Standard's activities are not impacted, and the company has sufficient cash to meet its current development and exploration plans for 2007 and well through 2008. (SSRI-FI)

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com

The TSX has neither approved nor disapproved of the information contained herein.  Statements contained in this news release that are not historical fact, such as statements regarding the economic prospects of the company’s projects, future plans or future revenues, timing of development or potential expansion or improvements, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties include, but are not limited to, the company’s ability to raise sufficient capital to fund development, changes in economic conditions or financial markets, changes in prices for the company’s mineral products or increases in input costs, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in jurisdictions in which the company operates, technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities, labour relations matters, and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.